Registration Statement No. 333-214273
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated February 25, 2019
(To Prospectus dated October 27, 2016)

Pricing Term Sheet

Fixed-Rate Notes due 2022, 2026 and 2031

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated February 25, 2019 relating to the Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 27, 2016, which forms part of Registration Statement No. 333-214273.

Issuer:	The Coca-Cola Company
Security:	0.125% Notes due 2022 0.750% Notes due 2026
1.250% Notes due 2031
Offering Format:	SEC Registered
Principal Amount:	€1,000,000,000 of 2022 Notes €1,000,000,000 of 2026 Notes
€750,000,000 of 2031 Notes
Maturity Date:	September 22, 2022 for 2022 Notes September 22, 2026 for 2026 Notes
March 8, 2031 for 2031 Notes
Spread to Mid-Swap Yield:	+18 bps for 2022 Notes +40 bps for 2026 Notes +50 bps for 2031 Notes
Mid-Swap Yield:	-0.019% for 2022 Notes 0.394% for 2026 Notes 0.808% for 2031 Notes
Yield to Maturity:	0.161% for 2022 Notes 0.794% for 2026 Notes 1.308% for 2031 Notes

Coupon:	0.125% per year for 2022 Notes 0.750% per year for 2026 Notes
1.250% per year for 2031 Notes
Interest Payment Dates:

Annually on September 22, commencing on September 22, 2019 for the 2022 Notes
Annually on September 22, commencing on September 22, 2019 for the 2026 Notes
Annually on March 8, commencing on March 8, 2020 for the 2031 Notes

Price to Public:	99.873% of principal amount for 2022 Notes 99.680% of principal amount for 2026 Notes
99.360% of principal amount for 2031 Notes
Underwriting Discounts:	0.250% of principal amount for 2022 Notes 0.400% of principal amount for 2026 Notes 0.500% of principal amount for 2031 Notes
Proceeds to Issuer:	99.623% of principal amount for 2022 Notes 99.280% of principal amount for 2026 Notes 98.860% of principal amount for 2031 Notes
Benchmark Security:	DBR 1.75% due July 4, 2022 for 2022 Notes DBR 0.00% due August 15, 2026 for 2026 Notes DBR 0.25% due February 15, 2029 for 2031 Notes
Benchmark Security Yield:	-0.504% for 2022 Notes -0.152% for 2026 Notes 0.107% for 2031 Notes
Benchmark Security Price:	107.63 for 2022 Notes 101.14 for 2026 Notes 101.42 for 2031 Notes
Spread to Benchmark Security:	+66.5 bps for 2022 Notes +94.6 bps for 2026 Notes
+120.1 bps for 2031 Notes
Make-Whole Call:	Bund + 10 bps for 2022 Notes Bund + 15 bps for 2026 Notes
Bund + 20 bps for 2031 Notes
Use of Proceeds:	The Coca-Cola Company expects to use the net proceeds from the offering for general corporate purposes, which may include working capital, capital expenditures, acquisitions of or investments in businesses or assets, redemption and repayment of short-term or long-term borrowings (including the €1,500,000,000 principal amount of Floating Rate Notes due 2019 maturing on March 8, 2019) and purchases of common stock. Pending application of the net proceeds, The Coca-Cola Company may temporarily invest the net proceeds in short-term marketable securities.

Day Count Convention:	Actual / Actual (ICMA)
Trade Date:	February 25, 2019
Settlement Date*:	March 8, 2019 (T+9)
Listing:	The Coca-Cola Company intends to apply to list the notes on the New York Stock Exchange.
ISIN / Common Code / CUSIP:	XS1955024630 / 195502463 /191216 CH1 for 2022 Notes XS1955024713 / 195502471 / 191216 CJ7 for 2026 Notes
XS1955024986 / 195502498 / 191216 CK4 for 2031 Notes
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.
Expected Ratings**:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services
MiFID II Target Market and PRIIPS:	Eligible counterparties and professional clients only (all distribution channels); No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.
Underwriters:	Bookrunners: Barclays Bank PLC Merrill Lynch International Deutsche Bank AG, London Branch HSBC Bank PLC Banco Santander, S.A.

RBC Europe Limited Co-Managers: Mischler Financial Group, Inc. Standard Chartered Bank
Stabilization:	Stabilization/FCA

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially settle in T+9, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, Merrill Lynch International at 1-800-294-1322, Deutsche Bank AG, London Branch at 1-800-503-4611, and HSBC Bank PLC at +44 (0) 20 7991 1422.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.